

October 29, 2014

Via E-Mail
Kevin McNamara
Chief Executive Officer
Chemed Corporation
255 East Fifth Street, Suite 2600
Cincinnati, OH 45202-4726

     Re: **Chemed Corporation**
             Form 10-K for the Year Ended December 31, 2013
             Filed February 27, 2014
             File No. 001-08351

Dear Mr. McNamara:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Exhibit 13 – Financial Review
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 88
Liquidity and Capital Resources, page 89
Cash Flow, page 90

1. We note you have provided only summarized statements of cash flow without any discussions of your cash flows. Please provide us with, and confirm that you will include in future filings, a detailed discussion analyzing the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the significant change in receivables, inventories, accounts payable, etc.) for each period presented. In this regard, please ensure to include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating, investing

and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources for further guidance.

Results of Operations, page 93
2013 Versus 2012-Segment Results, page 96

2. Please disclose in future filings the business reasons for the changes between periods in the after-tax segment earnings (loss) line item shown on page 67 for each segment, as well as Corporate. Please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us your proposed disclosures. Refer to Item 303(a)(3) of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Raj Rajan at (202) 551-3388 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining